Mail Stop 3561

February 15, 2008

By U.S. Mail and facsimile to (404) 515-7099

E. Neville Isdell
Chief Executive Officer and Chairman of the Board
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

      Re: **The Coca-Cola Company**
               Definitive 14A
               Filed March 9, 2007
               File No. 1-02217

Dear Mr. Isdell:

      We have reviewed your December 19, 2007 and February 5, 2008 responses to our comments of December 6, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets for the completed fiscal year. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                    Sincerely,

                    Ellie Quarles
                    Special Counsel

cc: Carol Crofoot Hayes (via facsimile to (404) 676-8409)
       Associate General Counsel & Secretary